Exhibit 99.1

CHINA MING YANG WIND POWER GROUP LIMITED

ANNOUNCES SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

ZHONGSHAN, China, June 6, 2016 — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of February 2, 2016, by and among the Company, Zhongshan Ruisheng Antai Investment Co., Ltd (“Holdco”), Regal Concord Limited (“Parent”), and Regal Ally Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company in accordance with Cayman Islands Companies Law (the “Merger”). If completed, the Merger would result in the Company becoming a privately-held company, which will be beneficially owned by the buyer group. The Company’s shareholders voted in favor of the proposal to authorize and approve any and all transactions contemplated by the Merger Agreement, including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by deletion in their entirety and the substitution in their place of the new memorandum and articles of association (the “Adoption of Amended M&A”).

Approximately 65.6% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 90.9% voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including (i) the merger and (ii) the Adoption of Amended M&A. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the Merger as soon as practicable and in accordance with the terms of the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein. Upon completion of the Merger, the Company will become a privately held company and its American depositary shares, each representing one ordinary share, will no longer be listed on any stock exchange, including the New York Stock Exchange.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2015. For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: the possibility that competing offers will be made; the possibility that financing may not be available; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

ir@mywind.com.cn

http://ir.mywind.com.cn